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                               June 7, 2021

       Alex Yamashita
       Chief Executive Officer
       Blue Safari Group Acquisition Corp
       Cheung Kong Center,
       58 Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Blue Safari Group
Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 3, 2021
                                                            File No, 333-255844

       Dear Mr. Yamashita:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Exhibits

   1. We note your response to our prior comment 2 and reissue in part. Consistent with your disclosure in the
filing, please ensure that the exclusive forum provision in your form of rights agreement filed
as Exhibit 4.4 states clearly that it will not apply to claims under the
                                                        Exchange Act or any
claim for which the federal district courts of the United States of
                                                        America are the sole
and exclusive forum.
 Alex Yamashita
Blue Safari Group Acquisition Corp
June 7, 2021
Page 2

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                          Sincerely,
FirstName LastNameAlex Yamashita
                                                          Division of
Corporation Finance
Comapany NameBlue Safari Group Acquisition Corp
                                                          Office of Energy &
Transportation
June 7, 2021 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName